UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NOCOPI TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

655210 10 2
(CUSIP Number)

John W. Hetherington, Vice President and Secretary
Westvaco Corporation
One High Ridge Park
(203) 461-7400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of

Rule 13d-1(b)(3) or (4), check the following box

Page 1 of 13 pages

Index to Exhibits Appears on Page 8

CUSIP No. 655210 10 2	Page 2 of 13 Pages
1	NAME OF FILING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Westvaco Brand Security, Inc. Taxpayer ID Number: 06-1592875
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,917,030
EACH FILING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 3,917,030
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH FILING PERSON 3,917,030
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF FILING PERSON (See Instructions) CO

CUSIP No. 655210 10 2	Page 3 of 13 Pages
1	NAME OF FILING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WESTVACO CORPORATION Taxpayer ID Number: 13-1466285
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,917,030
EACH FILING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 3,917,030
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH FILING PERSON 3,917,030
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF FILING PERSON (See Instructions) CO

Introduction

Item Security and Issuer

This statement relates to the Common Stock, $0.01 par value, of Nocopi Technologies, Inc., a Maryland corporation whose principal executive offices are located at 537 Apple Street, West Conshohocken, PA 19428 ("Nocopi").

Item Identity and Background

    The following persons are filing this Statement on Schedule 13D:

    Westvaco Brand Security, Inc., a Delaware corporation ("WBS"). For additional information concerning the directors and executive officers of WBS, see Exhibit A which is herein incorporated by reference. To the knowledge of the undersigned, all individuals listed on such exhibit are citizens of the United States.

    Westvaco Corporation, a Delaware corporation ("Westvaco"). For additional information concerning the directors and executive officers of Westvaco, see Exhibit B which is herein incorporated by reference. To the knowledge of the undersigned, all individuals listed on such exhibit are citizens of the United States.

    WBS and Westvaco are herein sometimes collectively referred to as the Filing Persons.

    The business addresses of the Filing Persons are:

    Westvaco Brand Security, Inc. Westvaco Corporation

    One High Ridge Park One High Ridge Park

    Stamford, CT 06905 Stamford, CT 06905

    Principal business occupation of the Filing Persons:

    WBS is a single-source of brand-theft solutions offering brand owners customized security solutions.

    Westvaco is a major producer of packaging, paper and specialty chemicals.

    Neither of the Filing Persons, nor to their knowledge any of the individuals identified in Exhibit A or Exhibit B, has been convicted in a criminal proceeding in the last five years (excluding traffic violations or similar misdemeanours).
    During the last five years, neither of the Filing Persons, nor to their knowledge any of the individuals identified in Exhibit A or Exhibit B, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
    WBS and Westvaco are both corporations organized under the laws of the State of Delaware.

Item Source and Amount of Funds or Other Consideration

The shares were purchased for an aggregate cash consideration of $325,000. Of this amount, $25,000 was paid by a credit to an account payable owed by WBS to Nocopi. The balance of the source of funds was working capital. In addition, as part of the transaction, WBS and Nocopi agreed to certain modifications of their existing license and related arrangements.

Item Purpose of Transaction

The acquisition by the Filing Persons of the Nocopi shares is being made for investment purposes and as part of the relationship of WBS as a licensee of Nocopi's anti-counterfeiting technologies. As part of the transaction, WBS and Nocopi agreed to certain modifications of their existing license and related arrangements.

Neither of the Filing Parties currently have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of Nocopi, or the disposition of securities of Nocopi; (b) an extraordinary corporate transaction involving Nocopi or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Nocopi or any of its subsidiaries; (d) any change in the present board of directors or management of Nocopi; (e) any material change in the present capitalization or dividend policy of Nocopi; (f) any other material change in Nocopi's business or corporate structure; (g) changes in Nocopi's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Nocopi by any person; (h) causing a class of securities of Nocopi to be deregistered or delisted; (i) a class of equity securities of Nocopi becoming eligible for termination of registration; or (j) any action similar to any of the actions enumerated above. The Filing Parties intend to review on a continuing basis the investment in Nocopi and Nocopi's business, prospects and financial condition. Based on such continuing review, alternative investment opportunities available and all other factors deemed relevant (including, without limitation, the market for and price of the Nocopi common stock and general economic conditions and future developments), WBS and/or Westvaco may retain, or from time to time increase its holdings or dispose of all or a portion of its holdings.

Item Interest in Securities of the Issuer

    WBS is the record owner of the 3,917,030 shares that are the subject of this Schedule 13D. As the parent company, Westvaco may be deemed to be share beneficial ownership of these shares.
Name	Number of Shares Beneficially Owned With Sole Voting and Dispositive Power	Number of Shares Beneficially Owned With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Westvaco Brand Security, Inc.		3,917,030	3,917,030	10.4%
Westvaco Corporation		3,917,030	3,917,030	10.4%

(c) Neither of the Filing Persons, other than as reported on this Schedule 13D, have effected any transactions in Nocopi shares during the past 60 days.

(d) Neither the Filing Persons, other than as reported on this Schedule 13D, knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Nocopi shares.

(e) Not applicable

Item Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Nocopi shares that are the subject of this Schedule 13D were acquired pursuant to a Stock Purchase Agreement between WBS and Nocopi dated as of February 20, 2001.

Item Material to Be Filed as Exhibits

Exhibit

Number Description

A Directors and Executive Officers - WBS

B Directors and Executive Officers - Westvaco Corporation

C Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2001

WESTVACO BRAND
SECURITY, INC.

/s/ Stanley G. Hart

President

WESTVACO CORPORATION

/s/ Karen R. Osar

Senior Vice President and

Chief Financial Officer

Index to Exhibits

A Directors and Executive Officers - WBS P. 9

B Directors and Executive Officers - Westvaco Corporation P. 11

C Joint Filing Agreement P. 13

EXHIBIT A

Directors and Executive Officers

Westvaco Brand Security, Inc.

NAME	BUSINESS ADDRESS	PRINCIPAL OCCUPATION
DIRECTORS
David E. McIntyre	Westvaco Corporation One High Ridge Park Stamford, CT 06905	Group Vice President and Manager Packaging Resources Group, Westvaco Corporation

Richard H. Block	Westvaco Corporation One High Ridge Park Stamford, CT 06905	Senior Vice President, Westvaco Corporation

James F. Jordan	Westvaco Corporation One High Ridge Park Stamford, CT 06905	Senior Vice President, Manager Marketing & New Business Development, Westvaco Corporation

H. Todd Walton	Westvaco Corporation One High Ridge Park Stamford, CT 06905	Manager Business Solutions, Westvaco Corporation

John E. Banu	Westvaco Corporation One High Ridge Park Stamford, CT 06905	Vice President Financial Manager, Westvaco Corporation

John W. Glomb	Westvaco Corporation One High Ridge Park Stamford, CT 06905	Vice President, Westvaco Corporation

James L. Martin	Westvaco Corporation One High Ridge Park Stamford, CT 06905	Senior Vice President Sales and Customer Resources Manager, Westvaco Corporation

Karen R. Osar	Westvaco Corporation One High Ridge Park Stamford, CT 06905	Senior Vice President and Chief Financial Officer, Westvaco Corporation

EXECUTIVE OFFICERS
Stanley G. Hart	Westvaco Brand Security One High Ridge Park Stamford, CT 06905	President, Westvaco Brands Security

Richard H. Weatherly, Jr.	Westvaco Brand Security One High Ridge Park Stamford, CT 06905	Vice President - Sales, Westvaco Brands Security

John E. Banu	Westvaco Brand Security One High Ridge Park Stamford, CT 06905	Chief Financial Officer, Westvaco Brands Security

EXHIBIT B

Directors and Executive Officers

Westvaco Corporation

NAME	BUSINESS ADDRESS	PRINCIPAL OCCUPATION
DIRECTORS
Samuel W. Bodman III	Cabot Corporation Two Seaport Lane Suite 1300 Boston, MA 02210-2019	Chairman and CEO, Cabot Corporation

W.L. Lyons Brown, Jr.	Hilliard Lyons Center 501 Fourth Avenue Louisville, KY 40404

Michael E. Campbell	Arch Chemicals, Inc. 501 Merritt 7 Norwalk, CT 06856	Chairman, & CEO, Arch Chemicals, Inc.

Dr. Thomas W. Cole, Jr.	Clark Atlanta University 223 James P. Brawley Drive, S.W. Atlanta, GA 30314	President, Clark Atlanta University

David F. D'Alessandro	John Hancock Financial Services, Inc. 200 Clarendon Street 59th Street Boston, MA 02116	President and CEO, John Hancock Financial Services, Inc.

John A. Luke, Jr.	Westvaco Corporation One High Ridge Park Stamford, CT 06905	Chairman, President and CEO, Westvaco Corporation

Douglas S. Luke	HL Capital, Inc. The Chrysler Building 405 Lexington Avenue New York, NY 10174	President and CEO, HL Capital, Inc.

Jane L. Warner	Global Industry Group 901 Tower Drive Troy, MI 48098	Managing Director, Global Automotive Industry Group EDS

Richard A. Zimmerman	Hershey Foods Corporation 100 Crystal A Drive Hershey, PA 17033-0810

EXECUTIVE OFFICERS

John A. Luke, Jr.	Westvaco Corporation One High Ridge Park Stamford, CT 06905	Chairman, President and CEO, Westvaco Corporation

James A. Buzzard	Westvaco Corporation One High Ridge Park Stamford, CT 06905	Executive Vice President, Westvaco Corporation

David E. McIntyre	Westvaco Corporation One High Ridge Park Stamford, CT 06905	Group Vice President, Westvaco Corporation

Karen R. Osar	Westvaco Corporation One High Ridge Park Stamford, CT 06905	Senior Vice President, Chief Financial Officer, Westvaco Corporation

EXHIBIT C

Joint Filing Agreement

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Nocopi Technologies, Inc., dated March 14, 2001, is to be filed jointly on behalf of each of them, and any further amendments thereto signed by each of the undersigned, will be also be filed jointly on behalf of each of them.

Dated: March 14, 2001

WESTVACO BRAND
SECURITY, INC.

/s/ Stanley G. Hart

President

WESTVACO CORPORATION

/s/ Karen R. Osar

Senior Vice President and

Chief Financial Officer